UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 21, 2021

Reinvent Technology Partners Y

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40216	98-1562265
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

215 Park Avenue, Floor 11 New York, NY	10003
(Address of principal executive offices)	(Zip Code)

(212) 457-1272

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-eighth of one redeemable warrant	RTPY.U	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	RTPY	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	RTPY WS	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure

The Extraordinary General Meeting of Shareholders (“Extraordinary Meeting”) to vote on the approval of Reinvent Technology Partners Y’s (“the Company”) business combination with self-driving company Aurora Innovation, Inc. (“Aurora”) will be held on November 2, 2021 at 12:00 p.m. ET.

Shareholders of record as of the close of business on September 30, 2021 are entitled to vote at the Extraordinary Meeting. The business combination, if approved by the Company’s shareholders, is expected to close on November 3, 2021. Upon the closing of the business combination, the Company will change its name to Aurora Innovation, Inc., and common stock and warrants of the combined company are expected to begin trading on November 4, 2021 on Nasdaq under the ticker symbols “AUR” and “AUROW,” respectively.

To invest in Aurora, individuals can buy the Company’s public shares (Nasdaq: RTPY) and hold them through the closing of the business combination, at which time their shares will automatically convert to common stock of the publicly listed Aurora on a 1:1 basis.

Shareholders are encouraged to submit their vote as soon as possible to ensure they are represented at the Extraordinary Meeting. The Company has engaged Morrow Sodali LLC (“Morrow Sodali”) as its proxy solicitor in connection with the Extraordinary Meeting. Shareholders needing assistance in voting can contact Morrow Sodali by calling 800-662-5200, or banks and brokers can call collect at 203-658-9400, or by emailing RTPY.info@investor.morrowsodali.com.

The information in this Item 7.01 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. The information contained in this Item 7.01 shall not be incorporated by reference into any filing with the Securities and Exchange Commission made by the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 8.01 Other Events

As previously disclosed, on July 14, 2021, the Company, RTPY Merger Sub Inc. (“Merger Sub”), a direct, wholly owned subsidiary of the Company, and Aurora, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other transactions, Merger Sub will merge with in and into Aurora (the “Merger”), with Aurora surviving the Merger as a wholly owned subsidiary of the Company. Prior to the Merger, the Company will effect a deregistration under Cayman Islands Companies Act (as revised) and a domestication under Section 388 of the General Corporation Law of the State of Delaware, as amended (by means of filing a certificate of domestication with the Secretary of State of Delaware), pursuant to which the Company’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication” and, together with the Merger and the other transactions contemplated by the Merger Agreement, the “Business Combination”). In connection with the closing of the Business Combination, the Company intends to change its name to Aurora Innovation, Inc.

This Current Report (the “Current Report”) is being filed to update and supplement the definitive proxy statement/prospectus (the “Proxy Statement”) filed by the Company with the Securities and Exchange Commission (the “SEC”) on October 12, 2021 and was sent to all the Company’s shareholders of record as of September 30, 2021 (the record date for voting on the proposed Business Combination). Terms used in this Current Report, but not otherwise defined, shall have the meanings ascribed to such terms in the Proxy Statement.

Following the announcement of the Merger Agreement and as of the date of this Current Report, six demand letters have been received from purported shareholders of the Company demanding the issuance of additional disclosures in connection with the proposed Business Combination and alleging that Proxy Statement is false and misleading and omits material information and that the board of directors and/or the Company breached their fiduciary duties and/or federal securities laws in connection with those disclosures. In addition to the demand letters, a complaint captioned Mau v. Reinvent Technology Partners Y, was filed on August 31, 2021 in the Supreme Court of the State of New York, County of New York, alleging that the Proxy Statement is false and misleading and omits material information, the members of the board of directors breached their fiduciary duties, and the Company aided and abetted those breaches in connection with those disclosures.

The Company denies that it violated any laws or that any duties to the Company’s shareholders were breached, and believes that no supplemental disclosure is required to the Proxy Statement under any applicable law, rule or regulation. However, solely to eliminate the burden and expense of litigation and to avoid any possible disruption to the Business Combination that could result from such litigation, the Company is providing the supplemental disclosures set forth in this Current Report. The supplemental information contained in this Current Report should be read in conjunction with the Proxy Statement, both of which we urge you to read in their entireties. Nothing in this Current Report shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in the shareholder letters and complaint that any additional disclosure was or is required. The Company believes such allegations to be without merit. To the extent that information in this Current Report differs from, or updates, information contained in, the Proxy Statement, the information in this Current Report shall supersede or supplement the information in the Proxy Statement. Except as otherwise described in this Current Report or the documents referred to, contained in or incorporated by reference in this Current Report, the Proxy Statement, the annexes to the Proxy Statement and the documents referred to, contained in or incorporated by reference in the Proxy Statement are not otherwise modified, supplemented or amended.

If you have not already submitted a proxy card for use at the Company’s extraordinary general meeting, you are urged to do so promptly. This Current Report does not affect the validity of any proxy card or voting instructions that the Company’s shareholders may have previously received or delivered. No action is required by any shareholder who has previously delivered a proxy or voting instructions and who does not wish to revoke or change that proxy or voting instructions.

Supplemental Disclosures to Proxy Statement

All page references are to pages in the Proxy Statement as filed by the Company with the SEC on October 12, 2021.

1.    The following disclosure shall replace the last sentence of the first full paragraph on page 113, which starts “Since the completion of its initial public offering,” in its entirety, as underlined below:

“In the process that led to identifying Aurora as an attractive investment opportunity, RTPY’s management evaluated nearly thirty potential business combination targets and entered into non-disclosure agreements with seven such potential business combination targets (including Aurora), none of which contained a standstill agreement. RTPY did not submit any non-binding letters of intent to those potential business combination targets other than Aurora.”

2.    The following disclosure shall replace the second full paragraph on page 113, which starts “Ian Smith,” in its entirety, as underlined below:

“Ian Smith, a managing director at Allen & Co., Aurora’s financial advisor, and a member of the Aurora Board, has a professional relationship with Michael Thompson, Chief Executive Officer, Chief Financial Officer and a director on the RTPY Board, Mark Pincus, a director on the RTPY Board, and Reid Hoffman, an observer on the RTPY Board and a member of the Aurora Board. As a managing director at Allen & Co., Mr. Smith has a particular focus in the technology industry. Messrs. Pincus, Thompson and Hoffman are entrepreneurs and investors active in the technology industry. Due to their shared industry focus, Mr. Smith and Messrs. Pincus, Thompson and Hoffman are familiar with and have previously worked with one another professionally. On March 16, 2021, Mr. Smith reached out to Mr. Thompson, Mr. Pincus and Mr. Hoffman to discuss a potential business combination transaction between RTPY and Aurora. Mr. Pincus responded that RTPY could not engage in discussions at that time as it was conducting its initial public offering.”

3.    The following disclosure shall replace the first sentence of the first full paragraph on page 118, which starts “On May 19, 2021,” in its entirety, as underlined below:

“On May 19, 2021, after considering the qualifications of Goldman Sachs as a financial advisor in connection with the Business Combination and as a placement agent in connection with the PIPE Investment, including its independence as described in the letter submitted by Goldman Sachs to the RTPY Transaction Committee and as acknowledged by the RTPY Transaction Committee at the April 19 RTPY Transaction Committee Meeting, as well as the total fees that Goldman Sachs would be entitled to receive for its engagement of $24 million, payment of which is contingent on consummation of the Business Combination, and the reimbursement of reasonable expenses, payment of which is not contingent on consummation of the Business Combination, the RTPY Transaction Committee approved the engagement of Goldman Sachs as RTPY’s financial advisor for the Business Combination and as RTPY’s placement agent for the PIPE Investment.”

4.    The following disclosure shall be added as the third full paragraph on page 131, as underlined below:

“Financial measures provided to a financial advisor in connection with a business combination transaction are excluded from the definition of non-GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, Aurora has not provided a reconciliation of the financial measures included in the Projections to the relevant GAAP financial measures.”

5.    The following disclosure shall replace the third sentence of the first full paragraph on page 118, which starts “On May 19, 2021,” in its entirety, as underlined below:

“After considering the qualifications of Houlihan Lokey as a financial advisor, including a memorandum submitted by Houlihan Lokey to the Transaction Committee regarding relationships with RTPY and Aurora as well as the total fees of $2.5 million and the reimbursement of reasonable expenses that Houlihan Lokey would be entitled to for its engagement, the RTPY Transaction Committee determined that Houlihan Lokey would be able to provide objective financial advice and approved the engagement of Houlihan Lokey as its financial advisor to provide an opinion as to the fairness, from a financial point of view, to RTPY of the consideration to be paid by RTPY in the Business Combination.”

6.    The following disclosure shall replace the first full paragraph on page 140, which starts “Discounted Cash Flow Analyses,” in its entirety, as underlined below:

“Discounted Cash Flow Analyses. Houlihan Lokey performed discounted cash flow analyses of Aurora based on the Projections summarized under the section entitled “—Projected Financial Information.” Houlihan Lokey applied a range of terminal value multiples of 3.0x to 5.0x to Aurora’s estimated calendar year 2030E total revenue and a range of terminal value multiples of 5.0x to 7.0x to Aurora’s estimated calendar year 2030E gross profit, in each case taking into account a review of selected companies Houlihan Lokey deemed relevant and its experience and professional judgment, and discount rates ranging from 15.0% to 25.0%, taking into account an estimate of Aurora’s weighted average cost of capital, a review of selected companies Houlihan Lokey deemed relevant, publicly available research analyst estimates of discount rates for TuSimple Holdings Inc., and Houlihan Lokey’s experience and professional judgement.”

7.    The following disclosure shall be added as the second full paragraph on page 140, as underlined below:

“The selected companies and mean and median financial data reviewed are set forth below. Enterprise value generally refers to the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the amount of its net debt (the amount of its outstanding indebtedness, non-convertible preferred stock, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet). The enterprise values were calculated using the closing prices of the common stock of the selected companies listed below as of July 9, 2021. The estimates of the future financial performance of selected companies listed below were based on publicly available research analyst estimates for those companies.”

8.    The following charts shall be added beneath “Twilio Inc.” on page 140:

	Enterprise Value to Calendar Year Estimated Revenue
	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Median	47.6x	34.6x	24.8x	20.0x	15.3x	11.5x	9.9x	7.3x	5.9x	4.9x
Mean	52.5x	36.7x	24.8x	19.7x	15.2x	10.8x	8.9x	6.9x	5.8x	5.0x

	Enterprise Value to Calendar Year Estimated Gross Profit
	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Median	56.8x	45.2x	33.8x	23.7x	18.0x	14.3x	12.4x	9.7x	7.8x	6.5x
Mean	60.2x	51.1x	37.2x	25.3x	18.8x	14.6x	11.9x	9.2x	7.6x	6.4x

9.    The following charts shall be added beneath “Uber Technologies, Inc.” on page 140:

	Enterprise Value to Calendar Year Estimated Revenue
	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Median/Mean	6.5x	4.6x	3.7x	3.0x	2.6x	2.3x	2.0x	1.8x	1.6x	1.5x

	Enterprise Value to Calendar Year Estimated Gross Profit
	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Median/Mean	11.8x	8.0x	6.2x	5.0x	4.2x	3.6x	3.1x	2.7x	2.4x	2.2x

10.    The following charts shall be added beneath “Velodyne Lidar, Inc.” on page 140:

	Enterprise Value to Calendar Year Estimated Revenue
	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Median	18.5x	17.9x	16.4x	8.1x	4.8x	3.3x	3.0x	1.6x	1.3x	1.1x
Mean	18.2x	24.1x	29.3x	9.6x	5.3x	8.2x	3.8x	2.9x	2.5x	2.2x

	Enterprise Value to Calendar Year Estimated Gross Profit
	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Median	69.7x	27.9x	31.8x	24.6x	12.1x	4.8x	3.8x	3.0x	2.4x	2.1x
Mean	66.7x	33.5x	33.4x	27.7x	12.9x	6.8x	5.6x	3.9x	3.2x	2.9x

All Selected Companies

	Enterprise Value to Calendar Year Estimated Revenue
	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Median	24.0x	20.7x	16.4x	11.7x	6.9x	5.5x	3.1x	2.2x	1.9x	1.5x
Mean	33.0x	26.0x	24.7x	12.0x	8.2x	8.1x	5.1x	3.7x	3.1x	2.8x

	Enterprise Value to Calendar Year Estimated Gross Profit
	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Median	51.1x	37.5x	30.0x	21.7x	13.2x	5.6x	8.6x	4.0x	3.3x	2.8x
Mean	51.6x	37.2x	30.7x	24.1x	13.3x	9.0x	7.4x	5.2x	4.4x	3.8x

11.    The following disclosure shall replace the second to last full paragraph on page 140, which starts “The discounted cash flow analyses,” in its entirety, as underlined below:

“The discounted cash flow analyses indicated implied enterprise value reference ranges for Aurora of $4,675.9 million to $19,397.2 million, based on terminal multiples of estimated calendar year 2030E total revenue, and $6,177.7 million to $21,104.9 million, based on terminal multiples of estimated calendar year 2030E gross profit. Houlihan Lokey then added the value of Aurora’s cash and cash equivalents of $925.9 million and subtracted Aurora’s total debt of $0.0 million, each as of March 31, 2021 and as provided by management of Aurora, and subtracted non-operating transaction expense liability of $38.9 million, as of March 31, 2021 and as provided by management of RTPY, to determine implied equity value reference ranges for Aurora of $5,562.9 million to $20,284.2 million, based on terminal multiples of estimated calendar year 2030E total revenue, and $7,064.7 million to $21,991.9 million, based on terminal multiples of estimated calendar year 2030E gross profit, in each case as compared to the assumed value of the Aggregate Merger Consideration of $11,000.0 million.”

Cautionary Statement Regarding Forward-Looking Statements

This Current Report contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between the Company and Aurora. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the proposed transaction may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Merger Agreement, by and among the Company, Aurora and Merger Sub, by the shareholders of the Company, the satisfaction of the minimum cash condition following redemptions by the Company’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE Investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against the Company related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of the Company’s securities on a national securities exchange, (x) the price of the Company’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which the Company plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Report on Form 10-Q for the period ended March 31, 2021, its Quarterly Report on Form 10-Q for the period ended June 30, 2021, the registration statement on Form S-4 discussed below and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor Aurora gives any assurance that either the Company or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This Current Report relates to a proposed transaction between the Company and Aurora. This Current Report is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Company has filed a registration statement on Form S-4 with the SEC (333-257912), which includes a prospectus and proxy statement of the Company, referred to as a proxy statement/prospectus. The Company has mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders of record as of September 30, 2021, the record date established for the extraordinary general meeting of shareholders relating to the proposed transaction between the Company and Aurora. Before making any voting or investment decision, investors and security holders of the Company are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction.

Investors and security holders are able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the Company (when available) through the website maintained by the SEC at https://www.sec.gov.

The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at https://y.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Reinvent Technology Partners Y

Date: October 21, 2021	By:	/s/ Michael Thompson
Name: Michael Thompson
Title: Chief Executive Officer and Chief Financial Officer